Arrived Homes

August 9 ·

Update on our Wefunder campaign! 🎉 We're excited to share that we've received over $10 million in reservations from more than 2,500 investors to date!

For more details, check out our latest blog:



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Panama City, FL
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WEFUNDER.COM

Wefunder Campaign Update - $10M+ of Interest in Just 2 Months!

We wanted to share an update about our Wefunder crowdfunding campaign, where anybod...

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